Filed by: Rovi Corporation

pursuant to Rule 425

under the Securities Act of 1933, as amended, and

deemed filed pursuant to Rule 14d-2

under the Securities Exchange Act of 1934, as amended

Subject Company: Sonic Solutions

Commission File No. 000-23190

SONIC - KEY FACTS AND STATISTICS

General Company Information

Headquarters Novato, CA

Founded 1986

Listing NASDAQ: SNIC

Major markets: Technology licensing, OEM and consumer software, premium entertainment content licensing and delivery platforms

Major customers: Warner Bros., Lionsgate, Best Buy, Blockbuster, Dell, HP, LG, and Samsung

Employees 947 (as of 12/02/2010)

Major Acquisitions

DivX 2010

CinemaNow 2008

Roxio Software Division 2004

Key Stats:

Professional Technology

•	MainConcept codecs are licensed by approximately 650 major brands worldwide - from broadcast companies to CE vendors

•	Scenarist professional authoring suite is used to produce more than 80% of commercially released DVD and Blu-ray Disc Hollywood titles

Roxio

•	Roxio products installed on over 350M computers worldwide

•	#1 in North American retail with 54% unit and 62% revenue share (source: NPD Research category tracking Jan-Nov 2010)

•	Corporate Business (B2B) provides products via PC OEMs, corporations and government agencies via direct and indirect sales channels

•	Tier 1 PC OEM customers include Dell, HP, Sony, Lenovo

•	Over 111M licensed software shipments in past year via OEM channel (source: internal royalty reporting)

•	Over 100,000 corporations and large customers via 2,500 VARs and Resellers

•	SDK licensees include Microsoft, Adobe, Google, Yahoo, and Real Networks

•	Top selling products include Creator, Toast, VHS-2-DVD, PhotoShow, CinePlayer and Retrospect

DivX

•	100M downloads per year of player software (500M total)

•	2.5B player & web player launches since 2009

•	12M+ unique website visits/month

•	Technology residing on over 350M CE devices

RoxioNow

•	Movie and TV library of over 10K titles

•	Power digital movie delivery for a number of leading companies including Blockbuster, Best Buy, Sears/Kmart, Cineplex, Warner Bros., Dell, and Lionsgate

•	Expected to power entertainment services on 30M connected devices by June 2011

Additional Information and Where to Find It

The exchange offer for the outstanding common stock of Sonic Solutions has not yet commenced. This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Sonic Solutions. Sonic Solutions shareholders are urged to read the relevant exchange offer documents when they become available because they will contain important information that shareholders should consider before making any decision regarding tendering their shares. At the time the offer is commenced, Rovi will file exchange offer materials with the U.S. Securities and Exchange Commission and Sonic Solutions will file a Solicitation/Recommendation Statement with respect to the offer. The exchange offer materials (including a Prospectus and certain other offer documents) and the Solicitation/Recommendation Statement will contain important information, which should be read carefully before any decision is made with respect to the exchange offer. The Prospectus and certain other offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all shareholders of Sonic Solutions at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement will be made available for free at the Commission’s web site at www.sec.gov. Free copies of the Offer to Purchase, the related Letter of Transmittal and certain other offering documents will be made available by Rovi by mail to Rovi Corporation, 2830 De La Cruz Blvd, Santa Clara, CA 95050, attention: Investor Relations, and free copies of the Solicitation/Recommendation Statement will be made available by Sonic Solutions by mail to Sonic Solutions, 7250 Redwood Blvd., Suite 300 Novato, CA 94945, attention: Investor Relations.

Interests of Certain Persons in the Offer and the Merger

Rovi will be, and certain other persons may be, soliciting Sonic Solutions shareholders to tender their shares into the exchange offer. The directors and executive officers of Rovi and the directors and executive officers of Sonic Solutions may be deemed to be participants in Rovi’s solicitation of Sonic Solutions’s shareholders to tender their shares into the exchange offer. Investors and shareholders may obtain more detailed information regarding the names, affiliations and interests of the directors and officers of Rovi and Sonic Solutions in the exchange offer by reading the Prospectus and certain other offer documents, as well as the Solicitation/Recommendation Statement, when they become available.

Forward Looking Statements

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Such forward-looking statements include anticipated future operating metrics of Sonic devices and technologies. The statements made by Rovi and Sonic in this document are based upon current expectations and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include market conditions; the effect of the announcement of the transaction on Sonic’s business; the potential inability to successfully operate or integrate Sonic’s business and expand product offerings as a result thereof; general industry and economic conditions; and other factors beyond the companies’ control and the risk factors and other cautionary statements described in Rovi’s and Sonic’s filings with the SEC. Such factors are further addressed in Rovi’s and Sonic Solution’s most recent reports on Form 10-Q for the period ended September 30, 2010 and such other documents as are filed by Rovi or Sonic with the Securities and Exchange Commission from time to time (available at www.sec.gov). Neither Rovi nor Sonic Solutions assume any obligation to update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this document, except as required by law.